W.D.Von Gonten&Co.
Petroleum Engineering | 808 Travis, Suite 1200 Houston, Texas 77002 | t: 713.224.6333 f: 713.224.6330 www.wdvgco.com

April 8, 2010

Mr. Taylor Reid
Oasis Petroleum
1001 Fannin, Suite 202
Houston, Texas 77002

Re: Oasis Petroleum
Estimated Reserves and Revenues
SEC Pricing
"As of" December 31, 2008

Dear Mr. Reid:

Oasis has requested that we prepare an alternative price case for the original report dated February 9, 2009. This alternative case represents the SEC Pricing on December 31, 2008. Using this alternate case pricing, we have prepared estimates of future reserves and projected net revenues for interests in certain oil and gas properties owned by Oasis Petroleum (Oasis), with an effective date "As of" December 31, 2008. The properties of interest are located in the Williston Basin in North Dakota and Montana. Oasis has represented that these properties accounted for 100 percent of its Proved reserves "As of" December 31, 2008. All net revenue projections were prepared utilizing the SEC Pricing model.

Our conclusions, as of December 31, 2008, are as follows:

SEC Flat Case	*Proved - Net to Oasis Petroleum*			
	Proved Developed		Proved	Total
	Producing	Non-Producing	Undeveloped	Proved
Reserve Estimates				
Oil/Cond ,Mbbl	2,189.7	3.0	0.0	2,192.6
Gas, MMcf	669.7	1.4	0.0	671.1
Gas Equivalent, MMcfe	13,807.7	19.3	0.0	13,827.0
Revenues				
Oil, $ (94.2) %	80,627,109	110,811	0	80,737,938
Gas, $ (4.8) %	4,062,750	7,987	0	4,070,738
Other, $ (1) %	869,936	0	0	869,936
Total, $	85,559,805	118,798	0	85,678,609
Expenditures				
Ad Valorem Tax, $	0	0	0	0
Severance Tax, $	8,343,865	12,976	0	8,356,842
Direct Operating Expense, $	46,484,031	44,100	0	46,528,137
Variable, $	0	0	0	0
Total, $	54,827,895	57,076	0	54,884,969
Investments				
Other, $	3,420	5,600	0	9,020
Total, $	3,420	5,600	0	9,020
Estimated Future Net Revenues(FNR)				
Undiscounted FNR	30,728,490	56,122	0	30,784,613
FNR Disc. @ 10%	19,125,730	30,472	0	19,156,205
Allocation Percentage by Classification				
FNR Disc. @ 10%	99.8%	0.2%	0.0%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

W.D. Von Gonten&Co.
Petroleum Engineering

Report Qualifications

Purpose of Report – The purpose of this report is to provide Oasis and its financial advisors with a projection of future reserves and revenues associated with certain oil and gas interests currently owned by Oasis.

Scope of Work – W.D. Von Gonten & Co. was engaged by Oasis to independently estimate and project the future reserves and revenues associated with interests in certain oil and gas properties.

Reporting Requirements – Securities and Exchange Commission (SEC) Regulation S-K, Item 102 and Regulation S-X, Rule 4-10, and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unexcavated prices and costs. Revenues based on escalated product prices may be reported in addition to the current pricing case. Probable reserves are prohibited from use for SEC reporting purposes and should be excluded from such filings.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the "as of" date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued *Petroleum Resources Management System* (**2007 ed.**), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information,* which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG and SPEE definitions and requirements.

Projections – The attached reserve and revenue projections are on a calendar year basis, with the first time period being January 1, 2009 through December 31, 2009.

Reserve Discussion

Reserve estimates for the Producing properties were based on a combination of 1) Extrapolation of Production History and 2) Volumetric Calculations. The remaining Nonproducing and Undeveloped reserves were necessarily estimated using volumetric calculations and/or analogy to nearby production. The top three valued fields of the proved producing value are discussed below.

Red Bank Field - The Red Bank Field represents the highest valued field. Located in Roosevelt County, Montana it produces from the Ratcliffe formation. There are four producing wells and one salt water disposal well. Current production rates are approximately 150 BOPD and 30 MCFPD.

Harding Field - The Harding Field is the second highest valued field. It is located in McKenzie County, North Dakota and produces primarily from the Ratcliffe formation from ten wells with one salt water disposal well since 1985. Current production rates are approximately 140 BOPD and 80 MCFPD.

Gunsight Field – The Gunsight Field represents the third highest valued field and includes five producing wells and one salt water disposal well. The field is located in Roosevelt County, Montana and produces from the Ratcliffe formation. Current production rates are approximately 140 BOPD and 40 MCFPD.

Reserves and schedules of production included in this report are only estimates. Such estimates are subject to inherent uncertainties. The amount of available data, reservoir and

Oasis Petroleum, April 8, 2010, Page 2

W.D.Von Gontenaeo. Petroleum Ingiaeering geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Product Prices The estimated revenues shown herein were based on the flat prices of $44.60 per barrel of oil and $5.63 per MMBtu of gas which represent the December 31, 2008 SEC Pricing. A basis differential has been applied to each property to account for the difference between prices actually received at the wellhead and historical NYMEX prices. These differentials account for transportation, geographical differentials, quality adjustments, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. A comparison of the twelve month period from November 2007 through October 2008 of revenues from the profit and loss statements verifies the oil differential is -$7.43 per barrel of oil for the operated wells and -$7.85 per barrel of oil for the non-operated wells. At the request of Oasis, we utilized differentials of -12.50 and -8.75 per barrel of oil for 2009 and 2010, for the operated properties. Oasis indicated that the differentials have increased substantially in the fourth quarter of 2008. Beginning in 2011, the oil differential was kept at -$7.50 per barrel of per the life of properties. All prices have been held constant throughout the life of the properties. Operating and Capital Costs Operating costs utilized in this report were estimated from monthly lease operating expense data for the time period of January 2008 through December 2008. The expenses were applied on a lease basis. Capital costs, necessary to perform workovers, and/or remedial operations, were estimated and provided by Oasis. These costs were estimated from actual recent work in the areas or actual AFE’s. W.O. Von Gonten & Co. found the estimates to be reasonable. All operating and capital costs have been held constant throughout the life ofthe properties. Other Considerations Abandonment Costs -Cost estimates regarding future plugging and abandonment procedures associated with these properties were NOT supplied by Oasis for the purposes of this report. We have assumed the “rule of thumb” that the costs necessary to abandon the properties are equal to the salvage value of the surface and subsurface equipment. As we have not inspected the properties personally, W.O. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of this assumption. A t hird party study would be necessary in order to accurately estimate all future abandonment liabilities. Additional Costs -Costs were not deducted for general administrative expenses, depletion, depreciation and/or amortization (a non-cash item), or federal income tax. Context -We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall review. The revenues and present worth of future net revenues are not represented to be market value either for individual properties, or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues. While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such Oasis Petroleum, April 8, 2010, Page 3

W.D.Von Gomen.Co. Petroleum Inglneering governmental actions which would restrict the recovery of the December 31, 2008 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. We have not inspected the properties included in this report, nor have we conducted independent well tests. W.O. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expense, and are not related to the reserve and revenue estimates produced in this report. We used all methods and procedures necessary under the circumstances to prepare this report. Thank you for the opportunity to assist Oasis with this project. Respectfully submitted, WILLIAM D.VON GONTEN JR. William D. Von Gonten, Jr., P.E. Oasis Petroleum, April 8, 2010, Page 4